Exhibit 99.1

EXECUTION COPY

September 26, 2008

TISI Canada Inc.

389 Davis Road

Oakville, Ontario     L6J 2X2

Attn: Ted Owen

Re:	Revolving Credit Facility

Ladies and Gentlemen:

Bank of America, N.A., acting through its Canada Branch (the “Lender” ) is pleased to make available to TISI Canada Inc., an Ontario corporation (the “Borrower” ), a revolving credit facility on the terms and subject to the conditions set forth below. Terms not defined herein have the meanings assigned to them in Exhibit A hereto.

1.	The Facility.

(a)	The Commitment. Subject to the terms and conditions set forth herein, the Lender agrees to make available to the Borrower until the Maturity Date a revolving credit facility providing for loans ( “Loans” ) in an aggregate principal amount not exceeding at any time $7,500,000 (the “Commitment” ). Within the foregoing limit, the Borrower may borrow, repay and reborrow Loans until the Maturity Date.

(b)	Borrowings, Conversions, Continuations. The Borrower may request that Loans be (i) made as or converted to Prime Rate Loans by irrevocable notice to be received by the Lender not later than 10 a.m. on the Business Day of the borrowing or conversion, or (ii) made or continued as, or converted to, LIBOR Loans by irrevocable notice to be received by the Lender not later than 10 a.m. three Business Days prior to the Business Day of the borrowing, continuation or conversion. If the Borrower fails to give a notice of conversion or continuation prior to the end of any Interest Period in respect of any LIBOR Loan, the Borrower shall be deemed to have requested that such Loan be converted to a Prime Rate Loan on the last day of the applicable Interest Period. If the Borrower requests that a Loan be continued as or converted to a LIBOR Loan, but fails to specify an Interest Period with respect thereto, the Borrower shall be deemed to have selected an Interest Period of one month. Notices pursuant to this Paragraph 1(b) may be given by telephone if promptly confirmed in writing.

Each LIBOR Loan shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Each Prime Rate Loan shall be in a minimum principal amount of $100,000. There shall not be more than three different Interest Periods in effect at any time.

(c)	Interest. Each Loan shall bear interest at a rate per annum equal to (i) in the case of a LIBOR Loan, the LIBO Rate plus the Applicable Rate for LIBOR Loans; or (ii) in the case of a Prime Rate Loan, the Prime Rate plus the Applicable Rate for Prime Rate Loans. Interest on Prime Rate Loans shall be calculated on the basis of a year of 365 or 366 days and actual days elapsed. All other interest hereunder shall be calculated on the basis of a year of 360 days and actual days elapsed.

The Borrower promises to pay interest (i) for each LIBOR Loan, (A) on the last day of the applicable Interest Period, and, if the Interest Period is longer than three months, on the respective dates that fall every three months after the beginning of the Interest Period, and (B) on the date of any conversion of such Loan to a Prime Rate Loan; (ii) for Prime Rate Loans, on the last Business Day of each calendar quarter; and (iii) for all Loans, on the Maturity Date. If the time for any payment is extended by operation of law or otherwise, interest shall continue to accrue for such extended period.

After the date any principal amount of any Loan is due and payable (whether on the Maturity Date, upon acceleration or otherwise), or after any other monetary obligation hereunder shall have become due and payable (in each case without regard to any applicable grace periods), the Borrower shall pay, but only to the extent permitted by law, interest (after as well as before judgment) on such amounts at a rate per annum equal to the Prime Rate plus 2.75%. Furthermore, while any Event of Default exists, the Borrower shall pay interest on the principal amount of the Loans at a rate per annum equal to the Prime Rate plus 2.75%. Accrued and unpaid interest on past due amounts shall be payable on demand.

In no case shall interest hereunder exceed the amount that the Lender may charge or collect under applicable law.

(d)	Evidence of Loans. The Loans and all payments thereon shall be evidenced by the Lender’s loan accounts and records; provided, however, that upon the request of the Lender, the Loans may be evidenced by a promissory note in the form of Exhibit B hereto in addition to such loan accounts and records. Such loan accounts, records and promissory note shall be conclusive absent manifest error of the amount of the Loans and payments thereon. Any failure to record any Loan or payment thereon or any error in doing so shall not limit or otherwise affect the obligation of the Borrower to pay any amount owing with respect to the Loans.

(e)	Repayment. The Borrower may, upon three Business Days’ notice, in the case of LIBOR Loans, and upon same-day notice in the case of Prime Rate Loans, repay Loans on any Business Day; provided that the Borrower pays all Breakage Costs (if any) associated with such repayment on the date of such repayment. Repayments of LIBOR Loans must be accompanied by a payment of interest on the amount so prepaid. Repayments of LIBOR Loans must be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof. Repayments of Prime Rate Loans must be in a principal amount of $100,000 or, if less, the entire principal amount thereof then outstanding. In any event, the Borrower promises to repay the principal amount of all Loans, and to pay all accrued and unpaid interest thereon and all other amounts payable by the Borrower hereunder, outstanding on the Maturity Date.

The Borrower shall make all payments required hereunder not later than 1:00 p.m. on the date of payment in same day funds in Dollars at the office of the Lender located at 200 Front Street West, Toronto, Ontario or such other address as the Lender may from time to time designate in writing.

All payments by the Borrower to the Lender hereunder shall be made to the Lender in full without set-off or counterclaim and free and clear of and exempt from, and without deduction or withholding for or on account of, any present or future taxes, levies, imposts, duties or charges of whatsoever nature imposed by any government or any political subdivision or taxing authority thereof. The Borrower shall reimburse the Lender for any taxes imposed on or withheld from such payments (other than taxes imposed on the Lender’s income, and franchise taxes imposed on the Lender, by the jurisdiction under the laws of which the Lender is organized or any political subdivision thereof).

2.	Conditions Precedent to Loans.

(a)	Conditions Precedent to Initial Loan. As a condition precedent to the initial Loan hereunder, the Lender must receive the following from the Borrower in form satisfactory to the Lender:

(i)	the enclosed duplicate of this Agreement duly executed and delivered on behalf of the Borrower and the Parent;

(ii)	an unlimited guarantee executed and delivered by the Parent (the “Parent Guarantee”);

(iii)	evidence of the completion of the Amalgamation;

(iv)	certified authorizing resolutions or other evidence of the Borrower’s authority to borrow and the Parent’s authority to guarantee the debts, liabilities and obligations of the Borrower;

(v)	a certificate of incumbency for the Borrower and the Parent;

(vi)	certified copies of the constating documents of the Borrower and the Parent;

(vii)	a certificate listing the jurisdictions in which the Borrower owns assets, has an office or place of business, or carries on business;

(viii)	if requested by the Lender, a promissory note as contemplated in Paragraph 1(d) above; and

(ix)	such other documents, searches and certificates (including legal opinions) as the Lender may reasonably request including, without limitation, an opinion from the Parent’s Texas in-house counsel in respect of certain corporate matters relating to the Borrower and the Parent.

(b)	Conditions to Each Borrowing, Continuation and Conversion. As a condition precedent to each borrowing (including the initial borrowing), continuation and conversion of any Loan:

(i)	The Borrower must furnish the Lender with, as appropriate, a notice of borrowing, continuation or conversion;

(ii)	each representation and warranty set forth in Paragraph 3 below shall be true and correct in all material respects as if made on the date of such borrowing, continuation or conversion; and

(iii)	no Default shall have occurred and be continuing on the date of such borrowing, continuation or conversion.

Each notice of borrowing and notice of continuation or conversion shall be deemed a representation and warranty by the Borrower that the conditions referred to in clauses (ii) and (iii) above have been met.

3.	Representations and Warranties. The Borrower represents and warrants that:

(a)	Existence and Qualification; Power; Compliance with Laws. It (i) is a corporation duly organized or formed, validly existing and in good standing under the laws of the jurisdiction of its organization or formation, (ii) has the power and authority and the legal right to (A) own and operate its properties, to lease the properties it operates and to conduct its business and (B) execute, deliver and perform its obligations under the Loan Documents, (iii) is duly qualified and in good standing under the laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, and (iv) is in compliance with all laws, except to the extent that failure to so comply (A) relates to the matters set forth in clause (ii)(A) or clause (iii) above, and (B) could not reasonably be expected to have a Material Adverse Effect.

(b)	Power; Authorization; Enforceable Obligations. The execution, delivery and performance of this Agreement and the other Loan Documents by the Borrower are within its powers and have been duly authorized by all necessary action, and this Agreement is and the other Loan Documents, when executed, will be legal, valid and binding obligations of the Borrower, enforceable in accordance with their respective terms. The execution, delivery and performance of this Agreement and the other Loan Documents are not in contravention of law or of the terms of the Borrower’s constating documents and will not result in the breach of or constitute a default under, or result in the creation of a lien under any indenture, agreement or undertaking to which the Borrower is a party or by which it or its property may be bound or affected.

(c)	No Material Litigation. No litigation or governmental proceeding is pending or, to the best knowledge of the Borrower, threatened by or against the Borrower which, if adversely determined, could reasonably be expected to have a Material Adverse Effect.

(d)	No Default. No Default has occurred and is continuing.

(e)	Use of Proceeds. The proceeds of the Loans will be used solely for working capital and other general corporate needs and in accordance with requirements of law, and will not be used, directly or indirectly, immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

(f)	No Pension Plans. Other than as disclosed in Exhibit C, there are no pension or retirement plans relating to the current or former employees of the Borrower or any of its Subsidiaries, whether registered or unregistered, funded or unfunded and written or oral.

(g)	Governmental Authorization. No approval, consent, exemption, authorization or other action by or notice to, or filing with, any governmental authority is necessary or required in connection with the execution, delivery or performance by, or enforcement against the Borrower or any of its Subsidiaries of this Agreement or any other Loan Document to which it is a party.

(h)	Taxes. The Borrower and each of its Subsidiaries have filed all federal, state, provincial and other material tax returns and reports required to be filed, and have paid all material federal, state, provincial and other material taxes, assessments, fees, and other governmental charges levied or imposed upon it or its properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP. There is no proposed tax assessment against the Borrower or any of its Subsidiaries that would, if made, have a Material Adverse Effect.

(i)	Insurance. The properties of the Borrower and each of its Subsidiaries are insured with financially sound and reputable insurance companies which are not Affiliates of the Borrower in such amounts, with such deductibles and coverings such risks as is customary for similarly situated businesses.

(j)	Environmental Matters. All facilities owned or leased by the Borrower or its Subsidiaries have been and continue to be in material compliance with all material Environmental Laws.

(k)	Full Disclosure. No written statement delivered by the Borrower to the Lender in connection with this Agreement, or in connection with any Loan, contains any untrue statement of a material fact or omits a material fact necessary to make the statement made not misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

(l)	No Liens. There are no liens against, upon or in respect of all or any part of the property of the Borrower or any of its Subsidiaries, other than Permitted Liens.

4.	Covenants. So long as principal of and interest on any Loan or any other amount payable hereunder or under any other Loan Document remains unpaid or unsatisfied and the Commitment has not been terminated:

(a)	Information. The Borrower shall deliver to the Lender:

(i)	as soon as available and in any event within 90 days after the end of each fiscal year of the Borrower a combining balance sheet and income statement of the Borrower and its Subsidiaries as of the end of such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year;

(ii)	promptly upon the Borrower’s obtaining knowledge of any Default, a certificate of the chief financial officer or vice-president of accounting of the Borrower setting forth the details thereof and any action that the Borrower is taking or proposes to take with respect thereto; and

(iii)	from time to time such additional information regarding the financial condition or business of the Borrower and its Subsidiaries as the Lender may reasonably request.

(b)	Other Affirmative Covenants. The Borrower shall, and shall cause each of its Subsidiaries to:

(i)	preserve and maintain all of its rights, privileges, and franchises necessary or desirable in the normal conduct of its business;

(ii)	comply with the requirements of all applicable laws, rules, regulations, and orders of governmental authorities, except to the extent that failure to so comply could not reasonably be expected to have a Material Adverse Effect;

(iii)	pay and discharge when due all taxes, assessments, and governmental charges or levies imposed on it or on its income or profits or any of its property, except for any such tax, assessment, charge, or levy the payment of which is being contested in good faith and by proper proceedings and against which adequate reserves are being maintained;

(iv)	maintain all of its properties owned or used in its business in good working order and condition ordinary wear and tear excepted;

(v)	permit representatives of the Lender, upon reasonable advance notice (such notice to be provided by the Lender only if no Event of Default has occurred) and during normal business hours, to examine, copy, and make extracts from its books and records, to inspect its properties, and to discuss its business and affairs with its officers, directors, and accountants; and

(vi)	maintain insurance in such amounts, with such deductibles, and against such risks as is customary for similarly situated businesses.

(c)	Negative Covenants. The Borrower shall not, nor shall it permit any of its Subsidiaries to:

(i)	merge, amalgamate or consolidate with or into any Person or liquidate, wind-up or dissolve itself, or permit or suffer any liquidation or dissolution, or sell all or substantially all of its assets, except, that so long as no Default exists or would result therefrom:

(A)	any Subsidiary may merge or amalgamate with (1) the Borrower, provided that the Borrower shall be the continuing or surviving Person, or (2) with any one or more Subsidiaries, provided that when any wholly-owned Subsidiary is merging into another Subsidiary, the wholly-owned Subsidiary shall be the continuing or surviving Person; and

(B)	any Subsidiary may sell all or substantially all of its assets (upon voluntary liquidation or otherwise), to the Borrower or to another Subsidiary; provided that if the seller in such a transaction is a wholly-owned Subsidiary then the purchaser must be a wholly-owned Subsidiary.

(ii)	create, incur, assume, suffer to exist or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness except:

(a)	Indebtedness incurred pursuant to this Agreement;

(b)	Indebtedness payable to trade creditors incurred in the ordinary course of business; and

(c)	Indebtedness secured by Permitted Liens;

(iii)	engage in any material line of business substantially different from those lines of business carried on by the Borrower and its Subsidiaries as of the date hereof; or

(iv)	make any significant change in accounting treatment or reporting practices, except as required by GAAP.

5.	Events of Default. The following are “Events of Default”:

(a)	The Borrower fails to pay any principal of any Loan as and on the date when due; or

(b)	The Borrower fails to pay any interest on any Loan, or any portion thereof, within three days after the date when due; or the Borrower fails to pay any other amount payable to the Lender under any Loan Document, or any portion thereof, within five days after the date due; or

(c)	The Borrower fails to perform or observe any term, covenant or agreement contained in Paragraph 4(a) or 4(c) hereof; or

(d)	The Borrower fails to perform or observe any other covenant or agreement (not specified above) contained in any Loan Document on its part to be performed or observed and such failure continues for 30 days; or

(e)	Any representation, warranty, certification or statement of fact in writing made by or on behalf of the Borrower herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading when made or deemed made; or

(f)	The occurrence of an “Event of Default” (as defined in the Parent Credit Agreement) under the Parent Credit Agreement; or

(g)	The Borrower or any of its Subsidiaries (i) fails to make any payment in respect of any Indebtedness (other than Indebtedness hereunder) having an aggregate principal amount in excess of $250,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise), or (ii) fails to observe or perform any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur, the effect of which default or other event is to cause, or to permit the holder or holders or beneficiary or beneficiaries of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or cash collateral in respect thereof to be demanded; or

(h)	The Borrower or any of its Subsidiaries directly or indirectly, makes, creates, incurs, assumes or suffers to exist any Lien against, upon or with respect to all or any part of its property, whether now owned or hereinafter acquired, other than Permitted Liens; or

(i)

The Borrower or any of its Subsidiaries institutes or consents to the institution of any proceeding under Debtor Relief Laws, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of the Borrower or such Subsidiary and the appointment continues undischarged or unstayed for 60 calendar days; or any proceeding under Debtor Relief Laws relating to the Borrower or any Subsidiary or to all or any material part of the Borrower’s or such Subsidiary’s property is instituted without the consent of the Borrower or such Subsidiary and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or

(j)	The Borrower is unable or admits in writing its inability or fails generally to pay its debts as they become due; or

(k)	A final judgment against the Borrower or any of its Subsidiaries is entered for the payment of money in excess of $1,000,000 and such judgment remains unsatisfied without procurement of a stay of execution within 30 calendar days after the date of entry of judgment; or

(l)	Any Loan Document, at any time after its execution and delivery and for any reason other than the agreement of the Lender or satisfaction in full of all the indebtedness hereunder, ceases to be in full force and effect or is declared by a court of competent jurisdiction to be null and void, invalid or unenforceable in any respect; or the Borrower denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or

(m)	A Change of Control occurs; or

(n)	Any event or circumstance occurs that has a Material Adverse Effect.

Upon the occurrence of an Event of Default, the Lender may declare the Commitment to be terminated, whereupon the Commitment shall be terminated, and/or declare all sums outstanding hereunder and under the other Loan Documents, including all interest thereon, to be immediately due and payable, whereupon the same shall become and be immediately due and payable, without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or other notices or demands of any kind or character, all of which are hereby expressly waived; provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under Debtor Relief Laws, the Commitment shall automatically terminate, and all sums outstanding hereunder and under each other Loan Document, including all interest thereon, shall become and be immediately due and payable, without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or other notices or demands of any kind or character, all of which are hereby expressly waived.

6.	Miscellaneous.

(a)	All references herein and in the other Loan Documents to any time of day shall mean the local (standard or daylight, as in effect) time of Toronto, Ontario.

(b)	The Borrower shall be obligated to pay all Breakage Costs.

(c)	If at any time the Lender, in its sole and reasonable discretion, determines that (i) adequate and reasonable means do not exist for determining the LIBO Rate, or (ii) the LIBO Rate does not accurately reflect the funding cost to the Lender of making such Loans, the Lender’s obligation to make or maintain LIBOR Loans shall cease for the period during which such circumstance exists.

(d)	The Borrower shall reimburse or compensate the Lender, upon demand, for all costs incurred, losses suffered or payments made by the Lender which are applied or reasonably allocated by the Lender to the transactions contemplated herein (all as determined by the Lender in its reasonable discretion) by reason of any and all future reserve, deposit, capital adequacy or similar legal or regulatory requirements against (or against any class of or change in or in the amount of) assets, liabilities or commitments of, or extensions of credit by, the Lender; and compliance by the Lender with any directive, or requirements from any regulatory authority, whether or not having the force of law.

(e)	No amendment or waiver of any provision of this Agreement or of any other Loan Document and no consent by the Lender to any departure therefrom by the Borrower shall be effective unless such amendment, waiver or consent shall be in writing and signed by a duly authorized officer of the Lender and the Borrower, and any such amendment, waiver or consent shall then be effective only for the period and on the conditions and for the specific instance specified in such writing. No failure or delay by the Lender or the Borrower in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other rights, power or privilege.

(f)

Except as otherwise expressly provided herein, notices and other communications to each party provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed or sent by telecopy to the address provided from time to time by such party. Any such notice or other communication sent by overnight courier service, mail or telecopy shall be effective on the earlier of actual receipt and (i) if sent by overnight courier service, the scheduled delivery date, (ii) if sent by mail, the fourth Business Day after deposit in the Canadian or U.S. mail first class postage prepaid, and (iii) if sent by telecopy, when transmission in legible form is complete. All notices and other communications sent by the other means listed in the first sentence of this paragraph shall be effective upon receipt. Notwithstanding anything to the contrary contained herein, all notices (by whatever means) to the Lender pursuant to Paragraph 1(b) hereof shall be effective only upon receipt. Any notice or other communication permitted to be given, made or confirmed by telephone hereunder shall be given, made or confirmed by means of a telephone call to the intended recipient at the number specified in writing by such Person for such purpose, it being understood and agreed that a voicemail message shall in no event be effective as a notice, communication or confirmation hereunder.

The Lender shall be entitled to reasonably rely and act upon any notices (including telephonic notices of borrowings, conversions and continuations) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify each Indemnitee from all losses, costs, expenses and liabilities resulting from the reasonable reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other communications with the Lender may be recorded by the Lender, and the Borrower hereby consents to such recording.

(g)	This Agreement shall inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower may not assign its rights and obligations hereunder. The Lender may at any time (i) assign all or any part of its rights and obligations hereunder to any other Person with the consent of the Borrower, such consent not to be unreasonably withheld, provided that no such consent shall be required if the assignment is to an affiliate of the Lender or if a Default exists, and (ii) grant to any other Person participating interests in all or part of its rights and obligations hereunder without notice to the Borrower. The Borrower agrees to execute any documents reasonably requested by the Lender in connection with any such assignment. All information provided by or on behalf of the Borrower to the Lender or its affiliates may be furnished by the Lender to its affiliates and to any actual or proposed assignee or participant.

(h)	Except with respect to the assignment of this Agreement by the Lender, the Borrower shall pay the Lender, on demand, all reasonable out-of-pocket expenses and legal fees (excluding the allocated costs for in-house legal services) incurred by the Lender in connection with the preparation, administration or enforcement of this Agreement or any instruments or agreements executed in connection herewith.

(i)

The Borrower shall indemnify and hold harmless the Lender, its affiliates, and their respective partners, directors, officers, employees, agents and advisors (collectively the “Indemnitees” ) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Borrower or any Subsidiary, or any Environmental Liability related in any way to the Borrower or any Subsidiary, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) result from a claim brought by the Borrower against the Lender for breach in bad faith of the Lender’s obligations hereunder or under any other Loan Document, if the Borrower has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. To the fullest extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby. The agreements in this Paragraph 6(i) shall survive the termination of the Commitment and the repayment, satisfaction or discharge of all the other obligations and liabilities of the Borrower under the Loan Documents. All amounts due under this Paragraph 6(i) shall be payable within ten Business Days after demand therefor.

(j)	If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (i) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (ii) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

(k)	This Agreement may be executed in one or more counterparts, and each counterpart, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same instrument.

(l)

THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS ARE GOVERNED BY, AND SHALL BE CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN. THE BORROWER HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE

COURTS OF THE PROVINCE OF ONTARIO, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT. THE BORROWER IRREVOCABLY CONSENTS TO THE SERVICE OF ANY AND ALL PROCESS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES OF SUCH PROCESS TO THE BORROWER AT ITS ADDRESS SET FORTH BENEATH ITS SIGNATURE HERETO. THE BORROWER IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(m)	Notwithstanding any provisions of this Agreement, the Borrower shall in no event be obliged to make any payments of interest or other amounts payable to the Lender hereunder in excess of an amount or rate which would be prohibited by law or would result in the receipt by the Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)).

(n)	For the purposes of this Agreement, whenever any interest is calculated on the basis of a period of time other than a calendar year, the annual rate of interest to which each rate of interest determined pursuant to such calculation is equivalent for the purposes of the Interest Act (Canada) is such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days used in the basis of such determination.

(o)	The parties acknowledge and agree that all calculations of interest under the Loan Documents are to be made on the basis of the nominal interest rate described herein and not on the basis of effective yearly rates or on any other basis which gives effect to the principle of deemed reinvestment of interest. The parties acknowledge that there is a material difference between the stated nominal interest rates and the effective yearly rates of interest and that they are capable of making the calculations required to determine such effective yearly rates of interest.

(p)	The Lender hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001)) (the “Act” ), the Lender is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Lender to identify the Borrower in accordance with the Act.

(q)	THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[Signature page follows]

Signature Page

Please indicate your acceptance of the Commitment on the foregoing terms and conditions by returning an executed copy of this Agreement to the undersigned not later than September 26, 2008.

BANK OF AMERICA, N.A., acting through its Canada Branch

By:	/s/ Officer of Bank of America, N.A

Accepted and Agreed to as of the date first written above:

TISI CANADA INC.

By:	/s/ Officer of TISI CANADA INC.

[Signature page to Letter Loan Agreement re. TISI Canada Inc.]

Signature Page

TO:	Bank of America, N.A., acting through its Canada Branch

The undersigned hereby acknowledges and consents to the provisions of the foregoing letter agreement between TISI Canada Inc. and Bank of America, N.A., acting through its Canada Branch, and, in addition to and without prejudice to its obligations under the Parent Guarantee, the undersigned hereby covenants to cause the Borrower to perform its covenants and obligations under the foregoing letter agreement.

TEAM, INC.

By:	/s/ Officer of TEAM, INC.

[Signature page to Acknowledgement of Letter Loan Agreement re. TISI Canada Inc.]

EXHIBIT A

DEFINITIONS

Affiliate:	With respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or under the common control with the Person specified. Control means the possession, directly or indirectly of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. Controlling have meanings correlative thereto.

Agreement:	This letter agreement, as amended, restated, extended, supplemented or otherwise modified in writing from time to time.

Amalgamation:	The amalgamation under the Business Corporations Act (Ontario) on June 1, 2008 of Global Heat (1988) Inc., TISI Canada Inc. (for greater certainty, a predecessor of the Borrower), 1728853 Ontario Inc. (a predecessor by continuation of Team Industrial Services of Canada, ULC), TISI Inspection Services, Inc., TISI Inspection Services East, Inc. and TISI Inspection Services West, Inc., resulting in the Borrower.

Applicable Rate:	The following percentages per annum, based upon the Leverage Ratio (as defined in the Parent Credit Agreement) as set forth in the most recent Compliance Certificate (as defined in the Parent Credit Agreement) received by Bank of America, N.A., as administrative agent pursuant to the Parent Credit Agreement:

Pricing Level	Leverage Ratio	LIBOR Loans	Prime Rate Loans
I	Less than or equal to 1.00 to 1.00	1.000	0.000

II	Greater than 1.00 to 1.00 but less than or equal to 1.50 to 1.00	1.250	0.000

III	Greater than 1.50 to 1.00 but less than or equal to 2.00 to 1.00	1.500	0.250

IV	Greater than 2.00 to 1.00 but less than or equal to 2.50 to 1.00	1.750	0.500

V	Greater than 2.50 to 1.00	2.000	0.750

or such other percentages per annum as may from time to time be determined to be the Applicable Rate (as defined in the Parent Credit Agreement) for Eurodollar Rate Loans (as defined in the Parent Credit Agreement), in the case of LIBOR Loans, or for Base Rate Loans (as defined in the Parent Credit Agreement), in the case of Prime Rate Loans, in each case in accordance with the terms of the Parent Credit Agreement.

Breakage Costs:	Any loss, cost or expense incurred by the Lender (including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by the Lender to maintain the relevant LIBOR Loan or from fees payable to terminate the deposits from which such funds were obtained) as a result of (i) any continuation, conversion, payment or prepayment of any LIBOR Loan on a day other than the last day of the Interest Period therefor (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise); or (ii) any failure by the Borrower (for a reason other than the failure of the Lender to make a Loan when all conditions to making such Loan have been met by the Borrower in accordance with the terms hereof) to prepay, borrow, continue or convert any LIBOR Loan on a date or in the amount notified by the Borrower. The certificate of the Lender as to its costs of funds, or the amount of any loss, cost or expense incurred by it, shall be conclusive absent manifest error.

Business Day:	Any day other than a Saturday, Sunday, or other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, the Province of Ontario where the Lender’s lending office is located and, if such day relates to any LIBOR Loan, means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

Change of Control:	The Parent ceases to beneficially own, directly or indirectly, 100% of the issued and outstanding shares in TISI Canada Inc.

Debtor Relief Laws:	The Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of Canada or the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

Default:	Any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

Dollar or $:	The lawful currency of Canada.

Environmental Laws:	Any and all federal, provincial, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public sewer or water systems.

Environmental Liability:	Any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower, the Parent or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

Event of Default:	Has the meaning set forth in Paragraph 5.

GAAP:	Generally accepted accounting principles in Canada, including those set forth in the published handbook of the Canadian Institute of Chartered Accountants.

Hazardous Materials:	All explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

Indebtedness:	Shall mean, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, or upon which interest payments are customarily made, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person (other than customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business), (d) all obligations (including, without limitation, earnout obligations) of such Person incurred, issued or assumed as the deferred purchase price of property or services purchased by such Person (other than trade debt incurred in the ordinary course of business and due within nine months of the incurrence thereof) that would appear as liabilities on a balance sheet of such Person, (e) all obligations of such Person under capital leases, (f) all obligations of such Person under hedging or similar agreements, (g) the amount of all letters of credit issued or bankers’ acceptances outstanding created for the account of such Person and, without duplication, all drafts drawn and unreimbursed thereunder, (h) all preferred capital stock or other equity interests issued by such Person and which by the terms thereof could be (at the request of the holders thereof or otherwise) subject to mandatory sinking fund payments, redemption or other acceleration, (i) the principal balance outstanding under any synthetic lease, tax retention operating lease, off-balance sheet loan or similar off-balance sheet financing product, (j) all obligations of such Person under take- or-pay or similar arrangements or under commodities agreements, (k) all Indebtedness of others of the type described in clauses (a) through (j) hereof secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on, or payable out of the proceeds of production from, property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (l) all guarantee obligations of such Person with respect to Indebtedness of another Person of the type described in clauses (a) through (j) hereof; and (m) all Indebtedness of the type described in clauses (a) through (j) hereof of any partnership or unincorporated joint venture in which such Person is a general partner or a joint venture in proportion to such Person’s ownership percentage in such partnership or joint venture.

Indemnitee:	Has the meaning set forth in Paragraph 6(i).

Interest Period:	For each LIBOR Loan, (a) initially, the period commencing on the date the LIBOR Loan is disbursed or converted from a Prime Rate Loan and (b) thereafter, the period commencing on the last day of the preceding Interest Period, and, in each case, ending on the earlier of (x) the Maturity Date and (y) one, two, three or six months thereafter, as requested by the Borrower; provided that:

(i) any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day; and

(ii) any Interest Period which begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period.

LIBO Rate:	For any Interest Period with respect to any LIBOR Loan, either:

(i) the rate per annum equal to the rate determined by the Lender to be the offered rate that appears on the page of the Reuters screen (or any successor thereto) that displays an average British Bankers Association Interest Settlement Rate for deposits in Canadian Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or

(ii) if the rate referenced in the preceding clause (i) does not appear on such page or service or such page or service shall not be available, the rate per annum equal to the rate determined by the Lender to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in Canadian Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, or

(iii) if the rates referenced in the preceding clauses (i) and (ii) are not available, the rate per annum determined by the Lender as the rate of interest at which deposits in Canadian Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Loan being made, continued or converted and with a term equivalent to such Interest Period would be offered by the Lender’s London Branch to major banks in the London interbank eurodollar market at their request at approximately 4:00 p.m. (London time) two Business Days prior to the first day of such Interest Period.

LIBOR Loan:	A Loan bearing interest based on the LIBO Rate plus the Applicable Rate for LIBOR Loans.

Lien:	Any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing)

Loan Documents:	This Agreement, the Parent Guarantee, the promissory note and fee letter, if any, delivered in connection with this Agreement.

Material Adverse Effect:	(a) A material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), condition (financial or otherwise) or prospects of the Borrower or the Borrower and its Subsidiaries taken as a whole; (b) a material impairment of the ability of the Borrower to perform its obligations under any Loan Document; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower of any Loan Document.

Maturity Date:	May 31, 2012, or such earlier date on which the Commitment may terminate in accordance with the terms hereof.

Parent:	Team, Inc., a Texas corporation

Parent Credit Agreement:	The amended and restated credit agreement dated as of May 31, 2007 between the Parent, as borrower, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer and the other lenders party thereto, as amended, restated, extended, supplemented or otherwise modified in writing from time to time.

Parent Guarantee:	Has the meaning set forth in Paragraph 2(a)(ii).

Permitted Liens:	(a) Liens for taxes not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(b) Carriers’ , warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(c) Pledges or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation;

(d) Deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(e) Easements, rights of way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person; and

(f) Purchase-money security interests (as defined in the Personal Property Security Act (Ontario)) securing indebtedness in an aggregate amount not exceeding $5,000,000.

Person:	Any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, governmental authority or other entity.

Prime Rate:	For any day, a fluctuating rate per annum equal to the higher of: (a) the reference rate of interest announced by the Lender as its “prime rate” for commercial loans made by it in Canada in Canadian Dollars; and (b) the average rate for thirty day Canadian Dollar Banker’s Acceptances that appear on the Reuters Screen CDOR Page at 10:00 a.m. Toronto time on that day, plus 0.75% per annum.

Prime Rate Loan:	A Loan bearing interest based on the Prime Rate plus the Applicable Rate for Prime Rate Loans.

Subsidiary:	With respect to any Person, a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” refer to a Subsidiary or Subsidiaries (in each case, if any) of the Borrower.

EXHIBIT B

FORM OF PROMISSORY NOTE

Cdn. $7,500,000	,

FOR VALUE RECEIVED, the undersigned, TISI CANADA INC., an Ontario corporation (the “Borrower” ), hereby promises to pay to the order of BANK OF AMERICA, N.A., acting through its Canada Branch (the “Lender” ), at the offices of the Lender situated in Toronto, Ontario, the principal sum of SEVEN MILLION FIVE HUNDRED THOUSAND Dollars ($7,500,000) or, if less, the aggregate unpaid principal amount of all Loans made by the Lender to the Borrower pursuant to the letter agreement, dated as of even date herewith (such letter agreement, as it may be amended, restated, extended, supplemented or otherwise modified from time to time, being hereinafter called the “Agreement‘ ), between the Borrower and the Lender, on the Maturity Date. The Borrower further promises to pay interest on the unpaid principal amount of the Loans evidenced hereby from time to time at the rates, on the dates, and otherwise as provided in the Agreement.

The loan account records maintained by the Lender shall at all times be conclusive evidence, absent manifest error, as to the amount of the Loans and payments thereon; provided, however, that any failure to record any Loan or payment thereon or any error in doing so shall not limit or otherwise affect the obligation of the Borrower to pay any amount owing with respect to the Loans.

This promissory note is the promissory note referred to in, and is entitled to the benefits of, the Agreement, which Agreement, among other things, contains provisions for acceleration of the maturity of the Loans evidenced hereby upon the happening of certain stated events and also for prepayments on account of principal of the Loans prior to the maturity thereof upon the terms and conditions therein specified.

For the purposes of this promissory note, whenever any interest is calculated on the basis of a period of time other than a calendar year, the annual rate of interest to which each rate of interest determined pursuant to such calculation is equivalent for the purposes of the Interest Act (Canada) is such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days used in the basis of such determination.

Unless otherwise defined herein, terms defined in the Agreement are used herein with their defined meanings therein. This promissory note shall be governed by, and construed in accordance with, the laws of Ontario and the federal laws of Canada applicable therein.

TISI CANADA INC.

By

Name

Title

EXHIBIT C

PENSION / RETIREMENT PLANS

Sun Life Financial

RSP Policy #67688-G

DCPP Policy #67687-G